

Q2 2017 SUPPLEMENTAL

TABLE OF CONTENTS

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2016. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the quarter ended June 30, 2017.

COVER: Marsh's Edge, Operated by Senior Living Communities in St. Simons Island, Georgia

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]

Other, 7%
Prestige, 2%
LCS, 2%
LaSalle, 2%
SLM, 3%
HSM, 3%
Chancellor, 3%
East Lake, 4%
Bickford, 15%
SLC, 16%
Small, 1%
NHC, 15%
Ensign, 8%
Brookdale, 2%
Acadia, 1%
Quorum, 1%
Holiday, 15%

Regional 57%   **Small 1%**
Public 27%   **National Private Chain 15%**



ASSETS[1]

Other, 2%
Senior Living Campus, 6%
Assisted Living, 25%
Independent Living, 16%
Skilled, 29%
Hospital & MOB, 3%
Entrance-Fee, 19%

Sr. Hsng. Need-Driven 31%
Sr. Hsng. Discretionary 35%   **Medical 32%**

[1]Based on annualized cash revenue of $248,440,000 for contracts in place at June 30, 2017



AS OF AUG 4, 2017

Senior Housing 139
Skilled Nursing 72
Hospital 3
Medical Office 2

216 Properties

34 Operating Partners

32 States

SUMMARY INFORMATION
(dollar and share amounts in thousands)

		Quarter Ended / As Of			
	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Balance Sheet Data					
Gross cost of real estate assets	$ 2,612,804	$ 2,597,324	$ 2,472,854	$ 2,393,676	$ 2,348,021
Total assets	2,511,042	2,515,979	2,403,633	2,387,770	2,335,454
Total liabilities	1,224,616	1,228,695	1,194,043	1,180,780	1,156,811
Total non-controlling interests	—	—	—	—	9,072
Total stockholder's equity	1,286,426	1,287,284	1,209,590	1,206,990	1,169,571
Operating Data					
Total revenue	$ 69,836	$ 66,388	$ 65,027	$ 63,251	$ 61,204
Rental revenue - GAAP	65,735	63,137	61,019	59,272	57,028
Straight-line rents	6,249	5,755	5,615	6,000	5,297
Rental revenue - Cash	59,486	57,382	55,404	53,272	51,731
Adjusted EBITDA	66,341	62,291	62,257	60,303 [3]	58,796
Interest expense	11,828	11,661	11,364	10,816	10,666
General & administrative expense	2,521	4,108	2,554	2,170	2,120
Funds from operations per diluted common share	1.34	1.50	1.43	1.21	1.45
Normalized FFO per diluted common share	1.32	1.25	1.27	1.23	1.22
Normalized AFFO per diluted common share	1.18	1.13	1.15	1.10	1.10
Regular dividends declared per common share	0.95	0.95	0.90	0.90	0.90
Capitalization					
Common shares outstanding at end of each period	40,984	40,979	39,848	39,848	39,155
Market value of equity at end of each period	$ 3,245,933	$ 2,976,305	$ 2,955,526	$ 3,127,271	$ 2,940,149
Total debt	1,145,005	1,145,691	1,115,981	1,086,018	1,072,835
Net debt	1,141,535	1,140,006	1,111,149	1,081,821	1,068,959
Total market capitalization, including net debt	4,387,468	4,116,311	4,066,675	4,209,092	4,009,108
Ratios					
Interest coverage ratio	5.6x	5.3x	5.5x	5.6x	5.5x
Fixed charge coverage ratio	5.9x	5.7x	5.8x	5.8x	5.8x
Net debt to adjusted EBITDA (annualized)[1]	4.3x	4.5x	4.4x	4.4x	4.4x
Dividend payout ratio for normalized FFO	72.0 %	76.0 %	70.9 %	73.2 %	73.8 %
Dividend payout ratio for normalized AFFO	80.5 %	84.1 %	78.3 %	81.8 %	81.8 %
Net debt as a percentage of market capitalization	26.0 %	27.7 %	27.3 %	25.7 %	26.7 %
Secured debt as a percentage of net debt	10.8 %	10.9 %	11.2 %	11.5 %	11.6 %
Portfolio Statistics					
Number of properties	215	215	205	206	202
RIDEA average occupancy	N/A [2]	N/A [2]	N/A [2]	87.0%	88.7%
RIDEA EBITDARM	N/A [2]	N/A [2]	N/A [2]	7,121	7,857

[1]See Reconciliations on page 17 for further information regarding our calculation of Adjusted EBITDA on an annualized basis.
[2]As previously disclosed, on September 30, 2016 NHI entered into a definitive agreement to terminate the RIDEA joint venture with Bickford Senior Living
[3]Adjusted for deferred tax reversal

PERFORMANCE

Normalized FFO / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2017 guidance and reported normalized FFO

Dividends   Regular Expected Special



Total Return   NHI MSCI US REIT Index S&P 500 TR Index



Dividends / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

General & Administrative Cost as % of Total Revenue

INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our 34 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*



Existing Relationship New Relationship
10-Year Treasury WACY

*Average age of properties acquired since 2010 is **16.6 years**; total portfolio average age is **22.5 years**

INVESTMENT STRUCTURE
Notes, 5%
Lease, 95%

($, in 000's)	Asset Type	Investment Type	Units/ Buildings[1]	Location	Yield	Total	Funded	Remaining
Recent Investments								
Q3 2017								
Acadia Healthcare	LAND	Lease	N/A	TN	7.00%	5,000	(5,000)	—
Evolve Senior Living	SHO	Mortgage Note	40/1	NH	8.00%	10,000	(10,000)	—
Q2 2017								
Bickford Senior Living	SHO	Lease	60/1	MI	7.25%	10,400	(10,400)	—
Q1 2017								
LaSalle Group	SHO	Lease	223/5	IL, TX	7.00%	61,865	(61,865)	—
Prestige Senior Living	SHO	Lease	102/1	OR	7.00%	26,200	(26,200)	—
Ravn Senior Solutions	SHO	Lease	86/2	NC	7.35%	16,100	(16,100)	—
Bickford Senior Living	SHO	Construction Loan	60/1	MI	9.00%	14,000	(2,006)	11,994
Ensign Group	SNF	Lease	126/1	TX	8.35%	13,846	(13,846)	—
						$ 157,411	$ (145,417)	$ 11,994
Q4 2016								
Senior Living Communities	SHO	Lease	299/1	CT	6.77%	74,000	(74,000)	—
Q3 2016								
Chancellor Health Care	SHO	Lease	134/2	OR	7.50%	36,650	(36,650)	—
Senior Living Management	SHO	Mortgage Notes	246/1	FL	8.25%	24,500	(24,500)	—
Bickford Senior Living	SHO	Construction Loan	60/1	IL	9.00%	14,000	(6,120)	7,880
Q2 2016								
Ensign Group	SNF	Lease	931/8	TX	8.40%[2]	118,500	(118,500)	—
Bickford Senior Living	SHO	Lease	277/5	IA, IL, NE	7.25%	89,900	(87,500)	2,400
East Lake Management Group	SHO	Lease	477/2	CT	7.00%	66,300	(66,300)	—
Q1 2016								
Senior Living Communities	SHO	Construction Loan	186/1	SC	10.00%	14,000	(14,000)	—
Woodland Village	SHO	Lease	98/1	WA	7.25%	9,813	(9,813)	—
						$ 447,663	$ (437,383)	$ 10,280
Development Activity								
Life Care Services	EFC	Construction Loan	N/A	WA	8.00%	$ 94,500	$ (94,500)	$ —
Life Care Services	EFC	Senior Note	374/1	WA	6.75%	$ 60,000	$ (51,871)	$ 8,129
Bickford Senior Living	SHO	Construction	300/5	IL, VA	9.00%	$ 56,500	$ (53,857)	$ 2,643
Senior Living Communities	SHO	Construction Loan	N/A	Various	8.31%	$ 15,000	$ (1,742)	$ 13,258
Various	SHO	Renovation & Construction	N/A	Various	Various	$ 15,234	$ (8,831)	$ 6,403

[1] Building count excludes renovations.
[2] Includes existing properties leased to Ensign. NHI basis in 15-property lease portfolio is $211 million with new annual lease payment of $17.75 million.











FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix

Normalized FFO (per diluted share) Dividend Payout

$6
$5
$4
$3
$2
$1
$0
$4.67
$3.40
$4.87
$3.60
$5.24
$3.80
2015
2016
2017**

Adjusted EBITDA (millions, *annualized)

$280
$240
$200
$160
$120
$80
$40
$0
$216.6
$237.0
$266.0
2015
2016
2017*

Normalized AFFO (per diluted share)

$5
$4
$3
$2
$1
$0
$4.10
$4.39
$4.71
2015
2016
2017**

**Mid-point of guidance range

CAPITAL STRUCTURE









($, in 000's)		Amount	Rate[2]	% of Total	Maturity
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	45,447	4.04%	3.9%	19 years
Fannie Mae Mortgage Loans		78,084	3.79%	6.8%	8 years
Total Secured Debt		123,531			
Unsecured Debt					
Fixed Rate					
Term Loans		650,000	3.87%	56.1%	6 years
Convertible Senior Notes		197,575	3.25%	17.0%	4 years
Variable Rate					
Revolving Credit Facility		188,000	2.38%	16.2%	5 years
Total Unsecured Debt		1,035,575			
Subtotal		1,159,106	3.52%	100.0%	
Note Discounts		(5,542)			
Unamortized Loan Costs		(8,559)			
Total Debt	$	1,145,005			

[1] Excludes impact of unamortized discounts and loan costs;
[2] Weighted average

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.

Stabilized Lease Portfolio EBITDARM Coverage*   Q1 '16   Q1 '17



(#) indicates the number of properties; excludes development and lease-up properties that have been in operation for less than 24 months

* based on trailing twelve months; full portfolio coverage 1.76x; SNF includes NHC coverage of 3.80x & 3.63x for the T12 periods ending Q1 '16 and Q1 '17, respectively.

** SHO includes coverage of 1.21x and 1.22x for Q1 '16 & Q1 '17, respectively, for need driven properties and 1.26x and 1.31x for Q1 '16 & Q1 '17, respectively, for discretionary properties

		Ownership	Market Focus	% of Revenue[1]
SENIOR**LIVING** COMMUNITIES	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	16%
HOLIDAY RETIREMENT	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971 in Vancouver, Washington, they are a privately held company and currently operate more than 300 facilities.	Private National	SHO	15%
NHC NATIONAL HEALTHCARE CORPORATION	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	15%
Bickford	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	15%
ENSIGN GROUP	The Ensign Group (NASDAQ: ENSG), provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	8%
East Lake Capital Management	Based in Frisco, Texas, East Lake Capital Management operates independent living, assisted living and memory care communities.	Private	SHO	4%
HSM	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	3%
SLM Senior Living Management CORPORATION	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
CHC CHANCELLOR HEALTH CARE, LLC	Chancellor Health Care is based in Windsor, California and formed in 1992. Chancellor operates on the full continuum of care and has 8 properties across 4 states, which include California, Colorado, Maryland and Oregon, and serve over 750 seniors.	Private	SHO	3%
LCS	Based in Des Moines, Iowa, and established in 1971, Life Care Services operates and develops continuing care retirement communities, stand-alone assisted living, memory care, and rental communities nationwide.	Private National	SHO	2%

[1]Based on annualized cash revenue of $248,440,000 for contracts in place at June 30, 2017

LEADERSHIP

INVESTING IN RELATIONSHIPS



Eric Mendelsohn
President & CEO

Creating shareholder value through selective growth



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
Chief Investment Officer



John Spaid
EVP, Finance



Colleen Schaller
Director, Investor Relations



Jerry Taylor
Director, Business Development



Ron Reel
Controller

Analyst Coverage

Juan Sanabria | Bank of America Merrill Lynch, John Kim | BMO Capital Markets, John Roberts | J.J.B. Hilliard W.L. Lyons
Peter Martin | JMP Securities, Jordan Sadler | Key Banc Capital Markets, Rich Anderson | Mizuho Securities
Chad Vanacore | Stifel, Nicolaus & Company, Todd Stender | Wells Fargo, Joe France | Cantor Fitzgerald
Dana Hambly | Stephens Inc.

Investor Relations

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
cschaller@nhireit.com | www.nhireit.com



BALANCE SHEETS

(in thousands, except per share amounts)

Assets		June 30, 2017		December 31, 2016
Real estate properties				
Land	$	183,943	$	172,003
Buildings and improvements		2,408,660		2,285,122
Construction in progress		20,201		15,729
		2,612,804		2,472,854
Less accumulated depreciation		(345,992)		(313,080)
Real estate properties, net		2,266,812		2,159,774
Mortgage and other notes receivable, net		141,107		133,493
Cash and cash equivalents		3,470		4,832
Straight-line rent receivable		83,273		72,518
Other assets		16,380		33,016
Total Assets	$	2,511,042	$	2,403,633
Liabilities and Stockholders' Equity				
Debt	$	1,145,005	$	1,115,981
Accounts payable and accrued expenses		18,301		20,874
Dividends payable		38,935		35,863
Lease deposit liabilities		22,375		21,325
Total Liabilities		1,224,616		1,194,043
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
40,984,289 and 39,847,860 shares issued and outstanding, respectively		410		398
Capital in excess of par value		1,254,516		1,173,588
Cumulative net income in excess of dividends		34,624		29,873
Accumulated other comprehensive income		(3,124)		5,731
Total Stockholders' Equity		1,286,426		1,209,590
Total Liabilities and Equity	$	2,511,042	$	2,403,633

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended June 30,		2017		2016
Revenues				
Rental income	$	65,735	$	57,028
Interest income from mortgage and other notes		3,992		3,307
Investment income and other		109		869
		69,836		61,204
Expenses				
Depreciation		16,829		14,695
Interest, including amortization of debt discount and issuance costs		11,828		10,666
Legal		146		124
Franchise, excise and other taxes		267		273
General and administrative		2,521		2,120
Loan and realty losses (recoveries)		—		14,726
		31,591		42,604
Income before equity-method investee, TRS tax benefit, investment and other gains and non-controlling interest		38,245		18,600
Loss from equity-method investee		—		(57)
Expense benefit of taxable REIT subsidiary		—		23
Investment and other gains		—		26,415
Net income		38,245		44,981
Less: net income attributable to non-controlling interest		—		(386)
Net income attributable to common stockholders	$	38,245	$	44,595
Weighted average common shares outstanding:				
Basic		40,982,244		38,520,221
Diluted		41,245,173		38,561,384
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.93	$	1.16
Net income attributable to common stockholders - diluted	$	.93	$	1.16

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended June 30,		2017		2016
Net income attributable to common stockholders	$	38,245	$	44,595
Elimination of certain non-cash items in net income:				
Depreciation		16,829		14,695
Depreciation related to non-controlling interest		—		(308)
Net Gain on sales of real estate		—		(2,928)
Funds from operations		55,074		56,054
Gain on sale of marketable securities		—		(23,487)
Loss on debt extinguishment		96		—
Non-cash write-off of straight-line rent receivable		—		8,326
Write-off of lease intangible		—		6,400
Revenue recognized due to early lease termination		—		(303)
Recognition of unamortized note discount and early payment penalty		(922)		—
Normalized FFO		54,248		46,990
Straight-line lease revenue, net		(6,249)		(5,297)
Straight-line lease revenue, net, related to non-controlling interest		—		(10)
Amortization of original issue discount		288		285
Amortization of debt issuance costs		581		586
Amortization of debt issuance costs related to non-controlling interest		—		(9)
Normalized AFFO		48,868		42,545
Non-cash share-based compensation		342		251
Normalized FAD	$	49,210	$	42,796

BASIC				
Weighted average common shares outstanding		40,982,244		38,520,221
FFO per common share	$	1.34	$	1.46
Normalized FFO per common share	$	1.32	$	1.22
Normalized AFFO per common share	$	1.19	$	1.10
DILUTED				
Weighted average common shares outstanding		41,245,173		38,561,384
FFO per common share	$	1.34	$	1.45
Normalized FFO per common share	$	1.32	$	1.22
Normalized AFFO per common share	$	1.18	$	1.10
PAYOUT RATIOS				
Regular dividends per common share	$	.95	$	.90
Normalized FFO payout ratio per diluted common share		72.0 %		73.8 %
Normalized AFFO payout ratio per diluted common share		80.5 %		81.8 %

PORTFOLIO SUMMARY

($ in thousands)

	Properties	Units/Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	85	4,160	$ 32,666	$ 3,070	$ 29,596	$ 32,189	$ 61,785
Senior Living Campus	10	1,323	8,096	798	7,298	7,299	14,597
Total Senior Housing - Need Driven	95	5,483	40,762	3,868	36,894	39,488	76,382
Senior Housing - Discretionary							
Independent Living	29	3,212	23,019	3,769	19,250	19,250	38,500
Entrance-Fee Communities	10	2,363	25,148	3,969	21,179	21,179	42,358
Total Senior Housing - Discretionary	39	5,575	48,167	7,738	40,429	40,429	80,858
Total Senior Housing	134	11,058	88,929	11,606	77,323	79,917	157,240
Medical Facilities							
Skilled Nursing	68	8,813	35,598	317	35,281	35,280	70,561
Hospitals	3	181	3,846	107	3,739	3,739	7,478
Medical Office Buildings	2	88,517 *	500	(25)	525	525	1,050
Total Medical Facilities	73		39,944	399	39,545	39,544	79,089
Total Continuing Leases	207		128,873	12,005	116,868	119,461	236,329
Current Year Disposals			—	—	—	—	—
Total Lease Revenue			128,873	12,005	116,868	119,461	236,329
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	3	212	658		658	673	1,331
Senior Housing - Discretionary	1	400	2,784		2,784	2,784	5,568
Medical Facilities	4	270	362		362	361	723
Other Notes Receivable	—	—	2,173		2,173	2,173	4,346
Total Continuing Mortgage and Other notes	8	882	5,977		5,977	5,991	11,968
Current Year Disposals			1,104		1,104	(1,104)	—
Total Mortgage and Other Notes			7,081		7,081	4,887	11,968
Investment and Other Income			271		271	(128)	143
Total Revenue			$ 136,225	$ 12,005	$ 124,220	$ 124,220	$ 248,440

PORTFOLIO INFORMATION

Tenant Purchase Options

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2018	Open	$ 716,000	0.3 %
HOSP	1	September 2027	2020	2,282,000	1.0 %
SHO	8	December 2024	2020	4,144,000	1.8 %
HOSP	1	March 2025	2020	1,818,000	0.8 %
SHO	3	June 2025	2020	4,876,000	2.1 %
SHO	2	May 2031	2021	4,243,000	1.8 %
HOSP	1	June 2022	2022	3,378,000	1.4 %
Various	8	—	Thereafter	4,107,000	1.7 %
					10.9 %

[1]Based on annualized cash revenue of $248,440,000 for contracts in place at June 30, 2017

Lease Maturities (annualized cash rent; $ in thousands) ■ SHO ■ SNF ■ OTHER



RECONCILIATIONS

		Three Months Ended		
Adjusted EBITDA Reconciliation		June 30, 2017		June 30, 2016
Net Income	$	38,245	$	44,981
Interest expense at contractual rates		10,957		9,991
Franchise, excise, and other taxes		267		273
Income tax benefit (expense) of taxable REIT subsidiary		—		(23)
Depreciation in continuing and discontinued operations		16,829		14,695
Amortization of debt issuance costs and bond discount		869		871
Net gain on sales of real estate		—		(2,928)
Gain on sale of marketable securities		—		(23,487)
Loss on debt extinguishment		96		—
Non-cash write-off of straight-line rent receivable		—		8,326
Write-off of lease intangible		—		6,400
Revenue recognized due to early lease termination		—		(303)
Recognition of unamortized note discount and early payment penalty		(922)		—
Adjusted EBITDA	$	66,341	$	58,796

Net Debt to Adjusted EBITDA		
Consolidated Total Debt		1,145,005
Less cash and cash equivalents		(3,470)
Consolidated Net Debt	$	1,141,535

Adjusted EBITDA	$	66,341
Annualizing Adjustment		199,023
Annualized impact of recent investments		613
	$	265,977

Consolidated Net Debt to Adjusted EBITDA		4.3x

DEFINITIONS

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types

SHO - Senior housing	HOSP - Hospital
EFC - Entrance Fee Community	MOB - Medical office building
SNF -Skilled nursing facility	

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.	LTC Properties, Inc.	Sabra Health Care REIT, Inc.
HCP, Inc.	Welltower, Inc.	

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint venture was designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.

NHI

Q2 2017 SUPPLEMENTAL